Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

October 9, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 9, 2018 The Nasdaq Stock Market (the "Exchange") received from Valley National Bancorp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Common stock, no par value per share
6.25% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock,
Series A, no par value per share
5.50% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock,
Series B, no par value per share
Warrants (expiring November 14, 2018)


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery